SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On March 9, 2023, Caesarstone Ltd. (the “Company”) announced the departure of its Chief Executive Officer, Yuval Dagim, and the appointment of Yosef Shiran as the Company’s new Chief Executive Officer, effective upon March 16, 2023.  The company issued a press release titled “Caesarstone Names Yosef (Yos) Shiran as new Chief Executive Officer Effective March 16, 2023” A copy of the press release is furnished as Exhibit 99.1 herewith.

This Report on Form 6-K (other than Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Files Nos. 333-180313, 333-210444 and 333-251642). Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release titled “Caesarstone Names Yosef (Yos) Shiran as new Chief Executive Officer Effective March 16, 2023” dated March 9, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: March 9, 2023	By:	/s/ Ron Mosberg
Name: Ron Mosberg
Title: General Counsel & Corporate Secretary